SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                                SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                             (Amendment No. 2)*

                           DEKALB Energy Company
                              (Name of Issuer)

                     Class A Common Stock, no par value
                       (Title of Class of Securities


                                244874 20 2
                               (CUSIP Number)

                             Steven W. Thornton
                             BARNES & THORNBURG
                        1313 Merchants Bank Building
                          11 South Meridian Street
                        Indianapolis, Indiana  46204
                                317-638-1313
        (Name, Address and Telephone Number of Person Authorized to
                    Receive Notices and Communications)

                                May 17, 1995

          (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
     Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

     Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person:
     (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     CUSIP No.  244874 20 2

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               John T. Roberts
               S.S.N. ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)

               (a) [ ]
               (b) [x]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS (See Instructions)

               Not applicable.

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

                              7    SOLE VOTING POWER
     NUMBER OF                     0
     SHARES
     BENEFICIALLY             8    SHARED VOTING POWER
     OWNED BY                      0
     EACH
     REPORTING                9    SOLE DISPOSITIVE POWER
     PERSON WITH                   0

                              10   SHARED DISPOSITIVE POWER
                                   0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0

     14   TYPE OF REPORTING PERSON (See Instructions)

               IN

     CUSIP No.  244874 20 2

     1    NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

               Robin Richey Roberts
               S.S.N. ###-##-####

     2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (See Instructions)

               (a) [ ]
               (b) [x]

     3    SEC USE ONLY

     4    SOURCE OF FUNDS (See Instructions)

               Not applicable

     5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)

     6    CITIZENSHIP OR PLACE OF ORGANIZATION

               United States of America

                              7    SOLE VOTING POWER
     NUMBER OF                     0
     SHARES
     BENEFICIALLY             8    SHARED VOTING POWER
     OWNED BY                      0
     EACH
     REPORTING                9    SOLE DISPOSITIVE POWER
     PERSON WITH                   0

                              10   SHARED DISPOSITIVE POWER
                                   0

     11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               0

     12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               0

     14   TYPE OF REPORTING PERSON (See Instructions)

               IN

     Item 1.   Security and Issuer

          This statement relates to the Class A Common Stock, no par value, of DEKALB Energy Company, a Delaware corporation
     ("Energy"). The principal executive offices of Energy are located at 700 4th Avenue, S.W., South Tower, Calgary, Alberta, Canada T2P3V4.

     Item 2.   Identity and Background

          This statement is filed jointly by John T. Roberts and Robin Richey Roberts. John T. Roberts and Robin Richey Roberts are both United States citizens whose address is 2090 Mulsanne Drive, Zionsville, Indiana 46077. John T. Roberts and Robin Richey Roberts are husband and wife.

          John T. Roberts is Chief Financial Officer and Treasurer of Quest Environmental Resources Corporation. He is a director of DEKALB Genetics Corporation ("Genetics"). Genetics was a wholly-owned subsidiary of Energy prior to the pro rata distribution on August 31, 1988 of all of the outstanding shares of capital stock of Genetics to the stockholders of Energy. The principal business of Genetics is the research, development, production and sale of agricultural seed, swine and poultry breeding stock. The principal executive offices of Genetics are located at 3100 Sycamore Road, DeKalb, Illinois 60015. Robin Richey Roberts is a homemaker.

          During the last five years neither John T. Roberts nor Robin Richey Roberts has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years neither John T. Roberts nor Robin Richey Roberts has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which either of them was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.


     Item 3.   Source and Amount of Funds or Other Consideration.

          Not applicable.

     Item 4.   Purpose of Transaction.

          The purpose of the Amendment No. 2 is to report that on May 17, 1995 a wholly-owned subsidiary of Apache Corporation ("Apache") was merged into Energy. Pursuant to such merger Energy became a wholly-owned subsidiary of Apache and all of the shares of Class A Stock and Class B Stock held by the reporting person(s) were converted into shares of Common Stock of Apache. Accordingly, as of such date the reporting person(s) ceased to be the beneficial owner(s) of shares of Class A Stock and Class B Stock of Energy.

     Item 5.   Interest in Securities of the Issuer

          Not applicable.

     Item 6.   Contracts, Arrangements, Understandings or
               Relationships with Respect to Securities of the Issuer.

          Not applicable.

     Item 7.   Material to be Filed as Exhibits.

          Not applicable.

                                 SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated this 24th day of May, 1995.



                                   /s/ John T. Roberts
                                   John T. Roberts



                                   /s/ Robin Richey Roberts
                                   Robin Richey Roberts